L  I B E R T Y M  E D I A C  O R P O R A T I O N

September 2, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:      Liberty Media Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-35707

Dear Mr. Spirgel,

Set forth below is a response to the comment contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of Liberty Media Corporation (“Liberty”), dated August 23, 2016, regarding the Liberty Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).  For your convenience, our response below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted.

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Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors

1.Comment:  We note that two of the three publicly-traded tracking stocks, Liberty SiriusXM Group and Liberty Media Group, track company assets that are predominantly comprised of publicly-traded shares of SiriusXM and Live Nation, respectively. You should consider including a risk factor highlighting possible market confusion resulting from a shareholder holding either tracking stock mistakenly believing that he or she directly owns an interest in the underlying public company.

Response:  In response to the Staff’s comment, we will include risk factor disclosure in our Annual Reports on Form 10-K, beginning with our Form 10-K for the fiscal year ended December 31, 2016, highlighting the possible market confusion that may result from a stockholder of Liberty (specifically a holder of Liberty SiriusXM common stock or Liberty Media common stock) mistakenly believing that he or she directly owns an interest in a public company in which Liberty holds an interest and that is attributed to a Liberty tracking stock group. We will also include clarifying disclosure to that effect in our next Form 10-Q filing, which will be for the quarterly period ended September 30, 2016.

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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.

Very truly yours,
/s/ Christopher W. Shean
Christopher W. Shean

cc:Richard N. Baer – Liberty Media Corporation

Renee L. Wilm – Baker Botts L.L.P.